UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number 0-17122

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

First Financial Holdings, Inc. Sharing Thrift Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Financial Holdings, Inc.
34 Broad Street
Charleston, SC 29401

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

CONTENTS OF REPORTS, FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULE AND EXHIBITS
DECEMBER 31, 2009 AND 2008

CONTENTS

Page(s)
Reports of Independent Auditors

Report of Independent Registered Public Accounting Firm-- Elliott Davis, LLC	1

Financial Statements for 2009 and 2008:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-16

Supplemental Schedule Supporting 2009 Financial Statements:*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	17

Exhibits:

Signature	18

23.1	Consent of Elliott Davis, LLC, Independent Registered Public Accounting Firm	19

*Other Supplemental Schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees
First Financial Holdings, Inc. Sharing Thrift Plan
Charleston, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan (the Plan) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental disclosure is the responsibility of the Plan's management. The supplemental disclosure has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Elliott Davis, LLC
Columbia, South Carolina
June 30, 2010

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
ASSETS
Investments, at fair value:
Mutual funds	$40,883,150	$30,935,640
Cash on deposit	881,359	879,767
Investments in sponsor Company:
Common stock	11,298,118	15,876,886
Certificates of deposit	10,470,389	10,370,388
Money market and other deposits	555,186	797,102
Participant loans	1,706,094	1,276,505
Total investments	65,794,296	60,136,288

Receivables:
Employer contributions	-	1,391,759

Total assets	65,794,296	61,528,047

LIABILITIES
Loan and administration payables	7,510	-
Total Liabilites	7,510	-

NET ASSETS AVAILABLE FOR BENEFITS	$65,786,786	$61,528,047

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Additions to (deductions from) net assets attributable to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$3,039,764	$(22,324,674)
Interest and dividends	1,198,731	2,498,085
Total investment income (loss)	4,238,495	(19,826,589)

Contributions:
Participants	3,440,861	3,436,449
Employer match	402,256	1,731,527
Employer profit sharing	-	920,993
Transfers in from other plans	104,457	663,851
Total contributions	3,947,574	6,752,820
Total additions (deductions)	8,186,069	(13,073,769)

Deductions from net assets attributable to:
Benefits and withdrawals paid to participants	3,803,777	9,794,519
Administrative and accounting fees	123,553	220,932
Total deductions	3,927,330	10,015,451

Net increase (decrease)	4,258,739	(23,089,220)

Net assets available for benefits:
Beginning of year	61,528,047	84,617,267
End of year	$65,786,786	$61,528,047

See accompanying notes to financial statements

1.	Description of Plan

The following description of First Financial Holdings, Inc. (Company) Sharing Thrift Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina (First Federal), First Southeast Investor Services, Inc. (FSIS), First Southeast Insurance Services, Inc., and the Kimbrell Insurance Group, Inc. (Insurance Companies) and various subsidiaries of these entities.

Effective May 1, 2008, anyone who became an employee as a result of the Somers-Pardue Agency, Inc. acquisition shall receive credit for years of service with Somers-Pardue Agency Inc. for all purposes under the Plan.  Effective April 10, 2009, anyone who became an employee as a result of the Cape Fear Bank acquisition shall receive credit for years of service with Cape Fear Bank for all purposes under the Plan.  Effective July 2, 2009, anyone who became an employee as a result of the acquisition of American Pensions, Inc., a division of First Federal Savings and Loan Association of Charleston (American Pensions), shall receive credit for years of service with American Pensions, Inc. for all purposes under the Plan.

Effective January 1, 2008, the Plan was amended to reflect the resignation of a retired employee as Trustee to the Plan and subsequently named the replacement as the Successor Trustee.  Effective April 1, 2008, Robin Easterlin and Pen Javdon were added as Trustees.  Effective January 1, 2009 the plan no longer requires employees to be employed as of the last day of the quarter to receive the Company match.  Effective March 31, 2009 the Company match was suspended.

The Plan is administered by a Committee of Trustees (Plan Trustees) appointed by the Company's Board of Directors. The Committee contracts with American Pensions for substantially all participant account record-keeping, administrative, custodial and trust services and with outside service organizations for substantially all legal and accounting services.

A.	General

The Plan is a defined contribution plan which covers substantially all hourly and salaried employees of the Company.  Ineligible employees include those whose employment are governed by collective bargaining agreements and leased employees, with certain exceptions.

Employees may elect to make tax-deferred contributions beginning with the first payroll period of the calendar quarter following one full month of service.  Employees making tax-deferred contributions participate in quarterly Company matching contributions.  The Company matching contribution has been temporarily suspended.

Employees, 21 years of age and older, who have completed a year of service in which they worked at least 1,000 hours are eligible to receive annual non-elective profit sharing contributions beginning the following calendar quarter, if employed at the end of such quarter.

Effective October 1, 2008, new employees will automatically be enrolled in the plan with a withholding of 5% of compensation as defined by the Plan (increasing from 3%) unless a Salary Deferral Election form is filed.

Effective November 1, 2008, all participants who were automatically entered intothe Plan at 3% will increase to 5% by 1% per year beginning with theNovember 2008 paycheck until they reach 5%.

B.	Contributions

The Plan permitted eligible participants to contribute up to a maximum annual amount of $16,500 ($22,000 if the participant will attain the age of 50 during the plan year) for 2009 and $15,500 for 2008. Participants age 50 and older are permitted to make catch-up contributions of $5,500 for 2009 and $5,000 for 2008.  Compensation for purposes of employee and employer contributions is defined as base pay plus commissions, limited to $110,000 for 2009 and $105,000 for 2008 for loan originators and investment consultants and $245,000 for 2009 and $230,000 for 2008 for all other employees.

The Company made quarterly matching contributions only for the first quarter of 2009 and all for quarters of 2008 equal to a Safe Harbor Contribution of 100% of the first 3% and 50% of the next 2% of the participant deferrals, plus an additional Matching Contribution equal to the participant’s deferral (limited to 5% of compensation) multiplied by the applicable quarterly Contribution Percentage (see schedule below) to the extent such Additional Matching Contribution exceeded the Safe Harbor Contribution.

Contribution
Return on Equity	Percentages

Less than 4%	0%
4% to less than 8%	25%
8% to less than 12%	50%
12% to less than 16%	75%
16% or more	100%

Separate rates of return on equity are determined for two groups 1) the First Financial Group, consisting of First Financial Holdings, Inc., FSIS and the Insurance Companies, and 2) First Federal.

The Plan provides for discretionary Non-Elective profit sharing contributions on an annual basis.  Employees will be entitled to such contributions if they are of an eligible class, are employed on the last day of the year and have completed 1,000 hours of service during the Plan year.  Employment terminated during the year due to normal retirement, death or disability shall not result in loss of the Non-Elective Company contribution.  There were no non-elective contributions for 2009. Non-elective contributions were 2.15% of eligible compensation for the 2008 plan year.

C.	Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined.  Forfeited balances of terminated participants' nonvested accounts are used to reduce Plan expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D.	Vesting

All participant contributions and Company-matching contributions are immediately vested. The participants vest in Non-Elective profit sharing contributions at 10% for first and second year, 20% per year for the next four years until fully vested at six years, or upon the earlier of their death, disability or retirement at age 65 or older.

E.	Investment Options

Participants may direct how their tax deferred contributions, rollover funds and employer Non-Elective profit sharing contributions will be invested within various investment options selected by the Plan Trustees.  All participant directed funds, except investments in common stock of the sponsor Company may be redirected daily.

Effective February 12, 2009, regardless of the dollar amount participants must wait 30 calendar days before exchanging back into First Financial Holdings Stock Account. The 30-day clock restarts after every exchange out of the account. This does not apply to the following:

1.	Purchases of shares with participant payroll or employer contributions or loan payments.

2.	Purchases of shares with reinvested capital.

3.	Redemption of shares to pay any otherwise permissible withdrawals from the plan.

4.	Redemption of shares at the direction of the plan.

5.	Redemption of shares to pay fees.

Certificates of deposit of First Federal are the primary investments of a unitized Stable Value Fund option.

F.	Loans Receivable from Participants

Participants may borrow from their Plan assets after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant's vested account balance. Loans are payable in full upon default or termination of employment. Outstanding loans at December 31, 2009 carry interest rates ranging from 4.25% to 10.25%.

The Plan allows one loan outstanding per participant at a time. A participant also must wait until at least 30 days after the pay-off of the previous loan to obtain a new loan. Furthermore, the Plan does not restrict loans from any portion of the participant’s funds invested in the Company’s common stock.

G.	Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account.

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements as defined by the Plan and receiving approval of the Plan's Trustees. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

As of December 31, 2009, there were no participant requests for withdrawals that were not disbursed.  As of December 31, 2008 $13,430 had been requested for withdrawal by participants but had not been disbursed.

The Plan allows the Administrator, at its sole discretion, to distribute a Participant’s Vested Aggregate Account balance without the consent of the Participant. Such distribution may be made in a lump sum at any time after a Participant terminates employment, subject to certain provisions of the Plan.

2.	Summary of Accounting Policies

A.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting except benefit payments which are recorded when paid. The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates

B.	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial Holdings, Inc. common stock in the Stock Fund is valued at the closing market price on the last business day of the year. Loans receivable from participants are valued at cost which approximates fair value.

As described in FASB ASC 946, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Based on information provided by American Pensions and MG Trust Company LLC, the Plan administrator believes that the contract value of the First Federal Savings and Loan Association certificates of deposit, also referred to as the Unitized Stable Value Fund, approximates its fair value. Thus, for financial reporting purposes, the Plan’s financial statements do not include an adjustment from fair value to contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

C.	Payment of Benefits and Withdrawals

Benefits and withdrawals are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

D.	Fair Value Measurement

FSAB ACSC 820, Fair Value Measurements (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes theinputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of  observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2009.

Cash: Money Market and other cash deposits includes cash on deposit and money market accounts. The carrying amount of such instruments is deemed to be a reasonable estimate of fair value.

Certificates of deposits: Valued at carrying value, which approximates fair value.

Common stocks-First Financial Holdings, Inc.: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Participant loans:  Valued at unpaid balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with  other market participants, the use of different methodologies or assumptions to  determine the fair value of certain financial instruments could result in a different  fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Money Market and other cash	$1,436,545	$-	$-	$1,436,545
Certificates of deposits	-	-	10,470,389	10,470,389
Mutual funds:
Growth Funds	8,653,105	-	-	8,653,105
Value Funds	9,681,704	-	-	9,681,704
Income Funds	8,461,800	-	-	8,461,800
Target Retirement Date Funds	7,201,837	-	-	7,201,837
Index Funds	6,884,704	-	-	6,884,704
Common stock - First Financial Holdings, Inc.	11,298,118	-	-	11,298,118
Participant loans	-	-	1,706,094	1,706,094
Total assets at fair value	$53,617,813	$-	$12,176,483	$65,794,296

	Level 3 Assets
	Year Ended
	December 31,
	2009
	Participant	Certificates
	Loans	of Deposits
Balance, beginning of year	$1,276,505	$10,370,388
Realized gains (losses)	-	-
Unrealized gains (losses) relating to instruments still held at the reporting date	-	-
Purchases, sales, issuances and settlements (net)	429,589	100,001
Balance, end of year	$1,706,094	$10,470,389

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money Market and other cash	$1,676,869	$-	$-	$1,676,869
Certificates of deposits	-	-	10,370,388	10,370,388
Mutual funds	30,935,640	-	-	30,935,640
Common stock – First Financial Holdings, Inc.	15,876,886	-	-	15,876,886
Participant loans	-	-	1,276,505	1,276,505
Total assets at fair value	$48,489,395	$-	$11,646,893	$60,136,288

	Level 3 Assets
	Year Ended
	December 31,
	2008
	Participant	Certificates
	Loans	of Deposits
Balance, beginning of year	$1,329,050	$9,220,000
Realized gains (losses)	-	-
Unrealized gains (losses) relating to instruments still held at the reporting date	-	-
Purchases, sales, issuances and settlements (net)	(52,545)	1,150,388
Balance, end of year	$1,276,505	$10,370,388

E.	Recently Issued Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which restructured generally accepted accounting principles (“GAAP”) and simplified access to all authoritative literature by providing a single source of authoritative nongovernmental GAAP.  The guidance is presented in a topically organized structure referred to as the FASB Accounting Standards Codification (“ASC”). The new structure is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included is considered non-authoritative.

3.	Investments

Plan assets are held in a trust established pursuant to an agreement between the Company, Plan Trustees and MG Trust Co, LLC.

The Plan Trustees and MG Trust Co, LLC direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants’ permitted investment elections and certain other specified limitations.

The investment trustee maintains a unitized First Financial Holdings, Inc. Stock Fund and a unitized Stable Value Fund, for the exclusive use of the Plan, to account for the Plan’s interest in the First Financial Holdings, Inc. common stock and First Federal certificates of deposit, respectively. The common stock and deposits of the Company are presented as the investments within these financial statements, due to the nature of these unitized funds. The investment trustee acquires and sells the common stock through a broker-dealer and initiates the certificates of deposit transactions directly with First Federal.

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008:

		December 31,
		2009	2008
Mutual Funds:
Oakmark Equity & Income Fund		$8,232,473	$7,508,224
Fidelity Value Fund	*	-	4,226,606
Janus Perkins Mid Cap Value Fund		4,872,706	-	*
Vanguard 500 Index Fund		4,160,921	-	*
Total		17,266,100	11,734,830
Investments in sponsor Company instruments:
Common stock		11,298,118	15,876,886
Certificates of deposit		10,470,389	10,370,388
Total		21,768,507	26,247,274
Total investments in excess of 5% of net assets		$39,034,607	$37,982,104

* Investments did not represent 5% or more of Plan net assets for respective year

Certificates of deposit at December 31, 2009 consisted of amounts on deposit with the sponsor with interest rates ranging from 1.80% to 4.00%, with original maturities of five months to three years, and remaining maturities of 14 months to three years.  First Federal does not charge penalties or discounts to certificates of deposit which are redeemed by the Plan prior to the maturity dates.

Net appreciation (depreciation) in fair value of the Plan’s investments is as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
	2009	2008
Mutual funds:
American Funds Growth Fund of America	$703,137	$(1,201,043)
Columbia Acorn Z	876,640	(1,723,841)
Dodge & Cox Stock Fund	705,540	(1,831,483)
Eaton Vance Large Cap Value A	4,770
Fidelity Value Fund	(816,991)	(3,800,936)
Lord Abbett Small Cap Value Fund	355,643	(453,122)
Oakmark Equity & Income Fund	1,232,970	(1,772,452)
Oakmark International Fund	-	(163,562)
Perkins Mid Cap Value Fund	1,548,089	-
T. Rowe Price Retirement 2010 Fund	285,260	(475,001)
T. Rowe Price Retirement 2020 Fund	674,122	(933,224)
T. Rowe Price Retirement 2030 Fund	518,592	(888,064)
T. Rowe Price Retirement 2040 Fund	124,536	(128,285)
T. Rowe Price Retirement Income Fund	30,634	(63,951)
Thornburg International Value Fund	564,711	(977,194)
Vanguard 500 Index Fund Signal	53,042	(1,771,324)
Vanguard Intermediate Bond Fund Index	787,023	(1,553)
Vanguard Intermediate Bond Fund Signal	-	1,958
Vanguard Mid Cap Index	2,185	-
Vanguard Small Cap Index	9,540	-
Total mutual funds	7,659,443	(16,183,077)
First Financial Holdings, Inc. common stock	(4,619,679)	(6,141,597)
Net appreciation (depreciation) of investments	$3,039,764	$(22,324,674)

Net appreciation (depreciation) amounts represent the total of net realized gains or lossesfrom investment transactions and the net unrealized appreciation (depreciation) in the fairvalue of investments. The method used in calculating realized gains and losses is based on average net cost. Interest and dividends are excluded from the above amounts.

Interest and dividends include dividends from investments in Company stock, in theamounts of $172,530 for 2009 and $847,651 for 2008.

4.	Concentration of Credit Risk

Investments in First Financial Holdings, Inc. common stock comprised 17% and 26% of Plan assets at December 31, 2009 and 2008, respectively. At December 31,2009 and 2008, the common stock was valued at $11,298,118 and $15,876,886, respectively. Actual number of common shares held of the Company’s stock was 869,086 and 748,431 at December 31, 2009 and 2008, respectively.

Investments in First Federal Savings and Loan Association certificates of deposit comprised 16% and 17% of Plan assets at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, the certificates of deposit were valued at $10,470,389 and $10,370,388, respectively.

5.	Contributions

Contributions receivable from the employer represent the following:

	December 31,
	2009	2008
Match	$-	$470,766
Non-elective profit share	-	920,993
	$-	$1,391,759

6.	Administrative Fees and Forfeitures

Administrative and accounting fees represent professional services rendered to the Plan by the third party administrator, auditors and legal counsel.  Fees expensed by the Plan are net of forfeitures of $13,172 for 2009 and $26,318 for 2008.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

	Years Ended December 31,
	2009	2008
Benefits paid to participants per the financial statements	$3,803,777	$9,794,519
Add: Amounts allocated to participant withdrawals	-	13,430
Less: Benefits paid to participants during 2009 that were accrued per the Form 5500 at the end of 2008	(13,430)	-
Benefits paid to participants per Form 5500	$3,790,347	$9,807,949

Amounts allocated to withdrawing participants are recorded on the Form 5500 for thebenefit claims that have been processed and approved for payment prior to year end, butnot yet paid as of that date.

The following is a reconciliation of the changes in net assets per the financial statements to Form 5500 for the years ended December 31, 2009 and 2008:

	2009	2008
Change in net assets available for benefits per financial statements	$4,258,739	$(23,089,220)
Add: benefits paid to participants during the current year that were accrued per Form 5500 at the end of the prior year	13,430	-
Less: Amounts allocated to participant withdrawals	-	(13,430)
Net Income per the Form 5500	$4,272,169	$(23,102,650)

8.	Related Party Transactions

The Plan Trustees select the investment options available to the participants. MG Trust Company, LLC (Investment Trustees) initiates transactions to purchase and sell common stock of the Company and purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value by registered investment brokers. Certificates of deposit are transacted directly with First Federal. Expenses incurred in connection with the administration of the Plan are paid by the Plan.  The Plan’s third party administrator, American Pensions, is a division of First Federal Savings and Loan Association of Charleston.

The Plan paid fees of approximately $105,616 to American Pensions for the cost of recordkeeping services during 2009. As American Pension. is a division of the Company, the payment of these fees constitutes a party-in-interest transaction.

At December 31, 2009 and 2008, the Plan held the following party-in-interest investments, at fair value:

	2009	2008
First Financial Holdings, Inc. common stock	$11,298,118	$15,876,886
Loans to participants	1,706,094	1,276,505
Certificates of Deposit	10,470,389	10,370,388

Approximately $172,530 of cash dividends were paid to the Plan by First Financial Holdings, Inc. during 2009 based on shares held by the Plan on the dates of declaration.

9.	Tax Status

A favorable determination of the qualified tax status of the plan, including amendments, was received from the IRS in November 2005.  The Plan Trustees, advisor and tax counsel believe the Plan and Trust continue to be designed in accordance with the IRC and are being operated in accordance with their provisions, and thus continue to be qualified and exempt from income taxes.

10.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their 401(k) and profit sharing accounts.

11.	Market Conditions

Changes in investment returns and fair values can have a significant effect on the Plan. During the 2009 Plan Year, the plan investments appreciated $3.0 million.  During the 2008 Plan Year, the plan investments depreciated $22.3 million.  Management is monitoring investment market conditions and the impact on the Plan’s investment portfolio. Due to the volatility of the financial markets as of the date of this report, there is uncertainty regarding the impact which continued volatility may have on the Plan’s investment portfolio.

12.	Subsequent Event

Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements.  Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date the statement of net assets available for benefits but arose after that date.  Management has reviewed events occurring through the date the financial statements were issued and noted that there were no events requiring disclosure.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

Identity or Issue, Borrower,			Current
Lessor, or Similar Party	Shares/Units/Interest		Value

Cash on deposit with:
MG Trust Co	Interest-bearing deposits		$881,359
First Federal Savings and Loan Association (1)	Interest-bearing deposits		555,186
Total cash			1,436,545

Mutual Funds:
American Funds Growth Fund of America	108,425	Units	$2,957,831
Columbia Acorn Fund - Z	126,386	Units	3,119,198
Dodge & Cox Stock Fund	33,276	Units	3,199,166
Eaton Vance Large-Cap Value-A	3,669	Units	61,417
Janus Perkins Mid Cap Value FD-Inv	246,096	Units	4,872,706
Lord Abbett Small Cap value Fund	62,185	Units	1,548,415
Oakmark Equity & Income Fund	322,336	Units	8,232,473
T. Rowe Price Retirement 2010	112,088	Units	1,563,622
T. Rowe Price Retirement 2020	203,891	Units	2,976,814
T. Rowe Price Retirement 2030	143,234	Units	2,165,696
T. Rowe Price Retirement 2040	32,720	Units	495,705
T. Rowe Price Retirement Income Fund	18,782	Units	229,327
Thornburg International Value Fund	101,701	Units	2,576,076
Vanguard 500 Index Fund Signal Shares	49,062	Units	4,160,921
Vanguard Intermediate Bond Mkt Index FD Signal Fund	241,838	Units	2,592,508
Vanguard Mid-Cap Index-Inv	7,193	Units	117,679
Vanguard Small-Cap Index-Inv	495	Units	13,596
Total mutual funds	1,813,377		40,883,150

Certificates of deposit:
First Federal Savings and Loan Association (1)	1.80% - 4.00%		10,470,389

Common stock:
First Financial Holdings, Inc. (1)	869,086	Shares	11,298,118

Participant's Loans:
Notes receivable	4.25% - 10.25%		1,706,094

	Total assets held for investment purposes		$65,794,296

(1) Parties-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc. Sharing Thrift Plan

Date: June 30, 2010	By:	/s/ R. Wayne Hall
R. Wayne Hall
Member of the First Financial Holdings, Inc.
Sharing Thrift Plan Trustees